UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On December 28, 2024, SMX (Security Matters) Public Limited Company (the “Company”) entered into a Loan Agreement, dated as of December 27, 2024 (the “Loan Agreement”), with Abri Advisors Ltd. (the “Lender”), pursuant to which the Company borrowed $1,000,000 from the Lender.

Pursuant to the Loan Agreement, the Company agrees to pay to the Lender at the June 30, 2025 maturity date, $1,400,000, which represents an original issue discount of 28.57%, plus interest on such amount at an absolute rate of 15%.

During the period when any amounts under the Loan Agreement are outstanding and remain due and payable, the Company shall not issue any other form of debt instrument ranking senior or pari passu to or with the obligations under the Loan Agreement, whether in terms of payment or collateral, without the express prior written consent of the Lender.

Additionally, during the period when any amounts under the Loan Agreement are outstanding and remain due and payable, if the Company undertakes, completes, agrees to complete, commits to complete, or otherwise sells any equity, or other securities fungible in any way into equity, warrants, options, preferred shares, convertible preferred shares, or any other form of equity-related instrument of the Company (a “Financing”), then the Company shall repay twenty percent (25.0%) of the then Loan Balance within three business days from the closing date of the Financing (a “Financing Repayment”). A Financing Repayment shall not reduce or otherwise diminish the amount due under the Loan Agreement at the maturity of the loan, irrespective of the date of the Financing Repayment.

The Loan Agreement contains customary Events of Default for transactions similar to the transactions contemplated by the Loan Agreement. In the event of an Event of Default, subject to a three day cure period, the loan balance due plus any Refinancing Repayment that may be due, then multiplied by 150%, shall become immediately due and payable by the Company to the Lender (the “Default Payment Amount”). The Default Payment Amount shall compound interest at a monthly rate of 5.0% from the date it becomes due and payable up and until the date of payment.

The Loan Agreement contains representations and warranties made by each of the Company and the Lender.

The foregoing is a brief description of the Loan Agreement, and is qualified in its entirety by reference to the full text of such document, which is incorporated herein as Exhibit 10.1.

Exhibit Number	Description
10.1	Loan Agreement, dated as of December 27, 2024, with Abri Advisors Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer